Delisting Determination,The Nasdaq Stock Market, LLC,
April 20, 2012, The Princeton Review, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of The Princeton Review, Inc. (the Company), effective at the opening of the trading session on April 30, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1).
The Company was notified of the Staffs determination on March 23, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 3, 2012.